Exhibit 1-1

FIRSTENERGY VENTURES CORP.
Consolidated Balance Sheet (Unaudited)
                         June 30, 2005
(In Thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$-
Receivables:
Associated companies	4,227
Other	4,641
Notes receivable from associated companies	44,588
Material and supplies	555
Prepayments and other	2,862
56,873

PROPERTY, PLANT AND EQUIPMENT:
In service	204,264
Less: Accumulated provision for depreciation	36,733
167,531
Construction work in progress	41
167,572

INVESTMENTS:
Other	45,481
45,481

DEFERRED CHARGES:
Goodwill	67
Other	2,735
2,802

TOTAL ASSETS	$272,728

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Currently payable long-term debt	$3,628
Short-term borrowings	675
Notes payable to associated companies	-
Accounts payable
Other	463
Associated companies	191
Accrued taxes	1,923
Accrued interest	2,862
Other	-
9,742

CAPITALIZATION:
Common stockholder’s equity	110,524
Long-term debt	134,000
244,524

DEFERRED CREDITS:
Accumulated deferred income taxes	11,161
Other	7,301
18,462

TOTAL LIABILITIES & CAPITALIZATION	$272,728

Exhibit 1-1

FIRSTENERGY VENTURES CORP.
Consolidated Statement of Operations (Unaudited)
(In Thousands)

	Three Months
	Ended	Year-to-date
	June 30, 2005	June 30, 2005

REVENUES	$11,211	$22,153

EXPENSES:

Fuel expense	1,283	2,526
Other operating expenses	3,936	8,411
Provision for depreciation and amortization	2,559	5,117
General taxes	64	126
Total expenses	7,842	16,180

INCOME BEFORE INTEREST & INCOME TAXES	3,369	5,973

NET INTEREST CHARGES:

Interest expenses	2,200	4,401
Capitalized interest	-	-
Net interest charges	2,200	4,401

INCOME TAXES	1,322	1,494

NET INCOME/(LOSS)	$(153)	$78